December 21, 2012

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vincent DiStefano, Esq.

VIA EDGAR

Re:	Registrants:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on November 28, 2012, regarding the post-effective amendment to the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A for the McDonnell Intermediate Municipal Bond Fund (the “Fund”), which was filed with the Commission on October 17, 2012 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on December 31, 2012.

McDonnell Intermediate Municipal Bond Fund Prospectus

1.

Comment.    The “Principal Investment Strategies” subsection of the summary section of the prospectus states that the Fund will invest in “other investment companies.” Should the Fund’s Annual Fund Operating Expense table include a line item for “Acquired Fund Fees and Expenses”?

Response.    The Fund does not currently intend to invest in the securities of other investment companies in an amount sufficient to indirectly incur fees and expenses sufficient to require additional disclosure in the Fund’s Annual Fund Operating Expense table.

2.

Comment.    Why does the Subadviser consider all pre-refunded bonds or escrowed to maturity municipal securities to be investment grade securities? What percentage of the Fund’s assets will be invested in these types of securities?

Response.    Under normal market conditions the Fund would expect to hold a percentage of pre-refunded or escrowed bonds that is largely consistent with the weighting of such bonds in the Fund’s performance benchmark, the Barclays Capital 3-15 Year Blend Municipal Bond Index.

The Subadviser considers all bonds that are pre-refunded or escrowed to maturity using U.S. Treasury securities or U.S. government agency securities to be investment grade securities. The income and principal from such municipal bonds is normally secured by an irrevocable trust of U.S. government securities. Thus, the payments from pre-refunded municipal bonds are no longer dependent upon the revenue stream or tax collections of the issuing municipality. Accordingly, the Subadviser believes it is appropriate to consider such securities to be investment grade.

In response to this comment, the Registrant has revised the first paragraph of the “Principal Investment Strategies” subsection of the summary section of the prospectus as follows:

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus borrowings made for investment purposes) in municipal securities that pay interest exempt from federal income taxes. Municipal securities are debt instruments typically issued by or on behalf of state and local governments, territories or possessions of the United States, including the District of Columbia, and their political subdivisions, and may include general obligation, revenue and private activity bonds and notes. In addition, the Fund may invest up to 20% of its assets in securities that pay interest subject to federal income taxation. The Fund may invest up to 20% of its assets in debt securities subject to the federal alternative minimum tax. The Fund’s investments may include securities issued by the U.S. government, its agencies and instrumentalities and corporate debt securities. The Fund will invest primarily in investment-grade fixed-income securities. “Investment-grade” securities are those securities that are rated in one of the top four ratings categories at the time of purchase by at least one of the three major ratings agencies (Moody’s Investors Service, Inc. (“Moody’s”), Fitch Investors Services, Inc. (“Fitch”) or Standard and Poor’s Ratings Group (“S&P”)), or, if unrated, are determined by McDonnell Investment Management, LLC (“McDonnell” or the “Subadviser”) to be of comparable quality. The Subadviser considers pre-refunded bonds and municipal securities escrowed to maturity using U.S. Treasury securities or U.S. government agency securities to be investment grade securities, regardless of rating. The Fund may also invest up to 10% of its assets in securities that are not investment grade (commonly known as “junk bonds”). Under normal circumstances, the dollar-weighted average maturity of the Fund’s portfolio is expected to be between 3 and 10 years although the Fund may invest in securities of any maturity.

3.

Comment.    The fourth bullet in the third paragraph within the “Principal Investment Strategies” subsection of the summary section of the prospectus uses the term “credit confidence momentum scores.” How are the confidence momentum scores computed? What is the “cut off” score? What does the score measure?

Response.    In response to this comment, the Registrant has deleted the disclosure describing the Subadviser’s assignment of “credit confidence momentum scores.”

4.

Comment.    The first bullet in the fifth paragraph within the “Principal Investment Strategies” subsection of the summary section of the prospectus states that the Fund may invest in when-issued securities and Rule 144A securities. Are these investment strategies principal? Please define the term “Rule 144A securities.”

Response.    The Registrant confirms that such instruments are principal investment strategies. In response to this comment, the first bullet in the fifth paragraph within the “Principal Investment Strategies” subsection of the summary section of the prospectus has been revised as follows:

[The Fund may also:]

¡ Invest in when-issued securities and securities issued pursuant to Rule 144A under the Securities Act of 1933 (“Rule 144A securities”).

5.

Comment.    “Derivatives Risk” is disclosed as a principal risk of investing in the Fund. If investing in derivative securities is a principal investment strategy of the Fund, please add disclosure to the “Principal Investment Strategies” subsection of the summary section of the prospectus describing the Fund’s use of derivative securities.

Response.    The Fund intends to in invest in U.S. Treasury futures in a manner consistent with the Fund’s investment objective and to attempt to manage risk.

In response to this comment, the following disclosure has been revised.

[The Fund may also:]

¡ Enter into futures transactions for hedging and investment purposes.

6.

Comment.    Within the “Municipal Securities Risk” disclosure in the “Principal Risks” section of the summary section of the prospectus, please add disclosure regarding the potential failure and bankruptcy of municipalities.

Response.    In response to this comment, the Registrant has revised “Municipal Securities Risk” as follows:

Municipal bonds are investments issued by states, cities, public authorities or political subdivisions to raise money for public purposes, including general obligation bonds and revenue obligations. Municipal securities are subject to information risk, liquidity risk, credit risk and the risks that economic, political, fiscal or regulatory events, legislative changes and the enforceability of rights of municipal bond holders could adversely affect the values of municipal bonds. Municipal obligations may be susceptible to downgrades or defaults during recessions or similar periods of economic stress and insolvent municipalities may file for bankruptcy, which could significantly affect the rights of creditors and the value of the municipal securities. In addition, if the municipal securities held by the Fund fail to meet certain legal requirements allowing interest distributed from such securities to be tax-exempt, the interest received and distributed to shareholders by the Fund may be taxable.

7.	Comment. Please include disclosure regarding the risks of investing in other investment companies and Rule 144A securities within the “Principal Risks” subsection of the summary section of the prospectus.

Response.    In response to this comment, the discussion under “Liquidity Risk” within the “Principal Risks” subsection of the summary section of the prospectus has been revised as follows:

Liquidity Risk:   Liquidity risk exists when particular investments are difficult to purchase or sell, possibly preventing the Fund from selling these illiquid securities at an advantageous price or time. A lack of liquidity also may cause the value of investments to decline. Securities acquired in a private placement, such as Rule 144A securities, generally are subject to strict restrictions on resale and there may be no liquid secondary market or ready purchaser for such securities. Therefore, the Fund may be unable to dispose of such securities when it desires to do so, or at the most advantageous time or price. Illiquid investments also may be difficult to value.

The following disclosure has also been added to the “Principal Risks” subsection of the summary section of the prospectus:

Investments in Other Investment Companies Risk:  The Fund will indirectly bear the management, service and other fees of any other investment companies in which it invests in addition to its own expenses.

8.

Comment.    Within the “Tax Information” subsection of the summary section of the prospectus, please indicate that the portion of the Fund’s dividends that are exempt from federal income tax may be subject to the federal alternative minimum tax.

Response.    The Registrant respectfully submits that the subsection “Tax Information” adequately discloses that the portion of the Fund’s dividends that are exempt from federal income tax may be subject to the federal alternative minimum tax.

Please see the excerpt below:

The Fund intends to distribute exempt-interest dividends, which are exempt from federal income tax. A portion of the Fund’s exempt-interest dividends may be subject to the federal alternative minimum tax. Also, a portion of the Fund’s distributions may not qualify as exempt-interest dividends; rather, such portion will generally be taxable to you as ordinary income or capital gains, except for distributions to retirement plans and other investors that qualify for tax-exempt treatment under U.S. federal income tax law generally. Investments in such tax-advantaged plans will generally be taxed only upon withdrawal of monies from the tax-exempt arrangement.

9.	Comment. Please confirm that the Fund has received the exemptive relief described in the “Transactions with Other Investment Companies” paragraph in the “More Information About the Fund’s Strategies” section of the prospectus. If so, please confirm that the Fund’s investments in other investment companies will be limited to those transactions described in the “Transactions with Other Investment Companies” paragraph.

Response.    The Registrant confirms that the Fund has received the exemptive relief described in the “Transactions with Other Investment Companies” paragraph in the

“More Information About the Fund’s Strategies” section of the prospectus. The Registrant respectfully submits that the Fund’s strategy regarding investments in other investment companies is adequately disclosed in the third bullet following the fifth paragraph of the “Principal Investment Strategies” subsection of the summary section of the prospectus, which states that the Fund may “invest in other investment companies to the extent permitted by the Investment Company Act of 1940.”

10.

Comment.    The heading “Prior Related Performance Information” in the prospectus appears ambiguous. Please consider renaming this section to indicate that the prior performance is that of similar accounts managed by the Subadviser of the Fund.

Response.    In response to this comment the Registrant has renamed this section of the prospectus “Prior Performance of Subadviser’s Similarly Managed Accounts.”

11.

Comment.    In the third paragraph of the “Prior Related Performance Information” section of the prospectus, does the “Net of Fees” figure mean net of all actual fees and expenses? Are custodial fees included? If not, please explain why they are not included.

Response.    As indicated in the fourth sentence of the third paragraph in the section “Prior Related Performance Information,” custodial fees are not included in the “net of fees” calculations, as the Subadviser does not offer custodial services nor does it choose custodians for the institutional accounts within the Composite. As a result, the Subadviser does not know the amount of custodial fees each client pays. The Registrant confirms that all other fees charged by or known to the Subadviser are included in the calculation of the Composite’s performance.

12.

Comment.    The performance information in the “Prior Related Performance Information” section of the prospectus includes only those accounts with at least $5 million in assets. What would the performance be if all accounts managed by the Subadviser with substantially similar investment objectives, policies, strategies and risks were included? Should the prior related performance information disclosed in the prospectus include those accounts with less than $5 million in assets? If not, please explain.

Response.    In calculating performance for its institutional account composites, the Subadviser consistently uses a minimum account size of $5 million. As of September 30, 2012, the total assets of the accounts included in the performance calculation were approximately $2,797,377,642. The total of accounts in the same strategy that individually included less than $5,000,000 in assets amounted to approximately $36,494,859 or roughly 1.3% of the total assets included in the Composite during the same time period. Accordingly, the Registrant respectfully submits that including the performance returns of these accounts would have an immaterial impact on the performance shown.

13.	Comment. In the section “Prior Related Performance Information” in the prospectus, why is the performance provided as of December 31, 2011 and not a more recent date?

Response.    In response to this comment, the Registrant has revised the “Prior Related Performance Information” section such that the performance of the Composite be provided as of September 30, 2012, the most recent practicable date.

McDonnell Intermediate Municipal Bond Fund Statement of Additional Information

14.	Comment. With respect to investment restriction (8), please provide disclosure regarding the Subadviser’s current status under the Commodity Futures Trading Commission’s Rule 4.5.

Response.    In response to this comment, the Registrant has revised the disclosure in the “Derivatives Instruments” subsection of the “Investment Strategies and Risks” section of the Statement of Additional Information to include the following:

The Fund is operated by a person who has claimed an exclusion from the definition of “commodity pool operator” under the Commodity Exchange Act (the “CEA”) pursuant to Rule 4.5 under the CEA, and, therefore, such person is not subject to registration or regulation as a commodity pool operator under the CEA.

In connection with the above-referenced filing, we acknowledge that:

¡	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
¡

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

¡	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/S/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust II

cc:	Russell L. Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.